Exhibit 99.1

NASDAQ: MRM September, 2023

MEDIROM HEALTHCARE TECHNOLOGIES INC.

Important Notices

IMPORTANT NOTICES AND DISCLAIMERS

This investor presentation (this "Investor Presentation") is for informational purposes only and does not constitute an offer to sell, a solicitation of an offer to buy, or a recommendation to purchase any equity, debt or other securities of MEDIROM Healthcare Technologies Inc., a company organized under the laws of Japan (the "Company," "we," "us" or "our"). The information contained herein does not purport to be all inclusive. The data contained herein is derived from various internal and external sources believed to be reliable, but there can be no assurance as to the accuracy or completeness of such information. Any data on past performance contained herein is not an indication as to future performance. Except as required by applicable law, the Company assumes no obligation to update the information in this Investor Presentation. Nothing herein shall be deemed to constitute investment, legal, tax, financial, accounting or other advice. The communication of this Investor Presentation is restricted by law, and it is not intended for distribution to, or use by any person in, any jurisdiction where such distribution or use would be contrary to local law or regulation. No representation or warranty (whether express or implied) has been made by the Company with respect to the matters set forth in this Investor Presentation.

Forward Looking Statements

Certain statements included in this Investor Presentation are not historical facts but are forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may include projections and estimates concerning our possible or assumed future results of operations, financial condition, business strategies and plans, market opportunity, competitive position, industry environment, and potential growth opportunities. In some cases, you can identify forward-looking statements by terms such as "may," "will," "should," "design," "target," "aim," "expect," "could," "intend," "plan," "anticipate," "estimate," "believe," "continue," "predict," "project," "potential," "goal" or other words that convey the uncertainty of future events or outcomes. You can also identify forward-looking statements by discussions of strategy, plans or intentions. These forward-looking statements include, but are not limited to, statements regarding future revenue, Adjusted EBITDA, Adjusted EBITDA Margin, debt, capital expenditure and cash flow estimates and forecasts of other financial and performance metrics (including key performance indicators), and projections of market size and opportunity. These statements are based on various assumptions and on the current expectations of the Company and its management and are not predictions of actual performance. While our management considers these assumptions and expectations to be reasonable, they are inherently subject to significant business, economic, competitive, regulatory and other risks, contingencies and uncertainties, including continuing impact of the COVID-19 pandemic, and other risks, most of which are difficult to predict and many of which are beyond our control. If the risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that the Company currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward looking statements reflect the Company's expectations, plans or forecasts of future events and views as of the date of this Investor Presentation. The Company anticipates that subsequent events and developments will cause these assessments to change. However, while the Company may elect to update these forward-looking statements at some point in the future, the Company specifically disclaims any obligation to do so. These forward-looking statements should not be relied upon as representing the Company's assessments as of any date subsequent to the date of this Investor Presentation.

Market and Industry Data

This Investor Presentation contains references to industry market data and certain industry forecasts. Industry market data and industry forecasts are obtained from publicly available information and industry publications. Industry publications generally state that the information contained therein has been obtained from sources believed to be reliable, but that the accuracy and completeness of that information is not guaranteed. Although we believe industry information to be accurate, it is not independently verified by us. Some data is also based on our good faith estimates, which are derived from our review of internal surveys or data, as well as the independent sources referenced above. Assumptions and estimates of our and our industry's future performance are necessarily subject to a high degree of uncertainty and risk due to a variety of factors. These and other factors could cause future performance to differ materially from our assumptions and estimates.

Non-GAAP Financial Measures

This Investor Presentation includes key performance indicators and non-GAAP financial metrics that we use to help us evaluate our business, identify trends affecting our business, formulate business plans, and make strategic decisions. Adjusted EBITDA and Adjusted EBITDA Margin are financial measures that are calculated and presented on the basis of methodologies other than in accordance with generally accepted accounting principles in the United States of America ("GAAP"). Any non-GAAP financial measures used in this Investor Presentation are in addition to, and not meant to be considered superior to, or a substitute for, the Company's financial statements prepared in accordance with GAAP. A reconciliation of each of these non-GAAP measures to their nearest GAAP measure is set forth in page 28 of this Investor Presentation.

The Company believes these non-GAAP measures of financial results provide useful information to management and investors regarding certain financial and business trends relating to our financial condition and results of operations. The Company's management uses these non-GAAP measures to compare our performance to that of prior periods for trend analyses and for budgeting and planning purposes. These measures are used in monthly financial reports prepared for management and our board of directors. We believe that the use of these non-GAAP financial measures provides an additional tool for investors to use in evaluating ongoing operating results and trends in and in com paring our financial measures with other similar companies, many of which present similar non-GAAP financial measures to investors. Management does not consider these non-GAAP measures in isolation or as an alternative to financial measures determined in accordance with GAAP. The principal limitation of these non-GAAP financial measures is that they exclude significant expenses and income that are required by GAAP to be recorded in our financial statements. In addition, they are subject to inherent limitations as they reflect the exercise of judgments by management about which expense and income are excluded or included in determining these non-GAAP financial measures. Undue reliance should not be placed on these measures as the Company's only measures of operating performance, nor should such measures be considered in isolation from, or as a substitute for, financial information presented in compliance with GAAP. Non-GAAP financial measures as used in respect of the Company may not be comparable to similarly titled amounts used by other companies.

Additional information with respect to the Company is contained in its filings with the SEC and is available at the SEC's website, http://www.sec.gov, and on the Company's website, https://medirom.co.jp/en/.

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事業紹介 リラクゼーション事業 「 Re.Ra.Ku 」を中心に国内 で 312 店舗を運営。 （ 2023 年 1 月末時点） ソフトウェア事業 ハードウェア事業 チャットで生活習慣改善を 特定保健指導を中心に支援。 世界初！ 24 時間 365 日充電不 要の活動量計を開発。 Relaxation Salon started 2003 Software launched 2019 Hardware released 2020 Products and Services 3

Company Highlights MEDIROM HEALTHCARE TECHNOLOGIES INC. Wellness Salon Business » Re.Ra.Ku ® • Over 312 stores throughout Japan (December 31, 2022) • Directly - owned salons – 199 salons (December 31, 2022) • Franchise salons – 113 salons (December 31, 2022) • Winner of several industry awards in Japan » ZACC • High - end hair salon company recognized in the beauty industry for more than 30 years for its high level of professional skills, customer - oriented services, and brand recognition • Acquired 60% of the ownership interest in ZACC in October 2021 and subsequently acquired the remaining 40% in January 2022 Digital Preventative Healthcare Technology » MOTHER Bracelet® • Health monitoring wearable device “Mother Bracelet” was launched in 202 2. • MOTHER Bracelet Ƞ fitness device is designed to track and collect the health data of the wearer, such as calorie consumption, activity and sleep patterns » Lav ® • Medirom’s internally developed on - demand health monitoring smartphone application • Remote weight loss program with ties to benefits from government insurance programs • Digital platform that connects individuals with healthcare professionals 4

MEDIROM HEALTHCARE TECHNOLOGIES INC.

Extensive Vocational Facilities & Partnerships

MEDIROM
HEALTHCARE TECHNOLOGIES INC.

We Have Established One Of The Largest Vocational Schools In Japan

- Re.Ra.Ku® therapists support customers in our salons and after their appointments through health management tailored for each customer.
- Provide over 120 in-depth curriculums that range from techniques to salon management.
- Teach not only relaxation customer services but also LAV app services.
- Professional lecturers that specialize in their area of expertise.


SPA
FACILITIES
肩甲骨から、しっかりと。

Spa Re.Ra.Ku

Strong affinity between bodywork and spa facilities.

Entry Barrier
Value Added Services

Higher Sales per Customer
New bathing facilities in the Kanto region are increasing


COMMERCIAL
COMPLEX
Re.Ra.Ku
design studio of healthy life
肩甲骨から、しっかりと。

Re.Ra.Ku
design studio of healthy life

Only major companies can enter the market.

High Entry Barrier
Value Added Services

Consistent with our Dominant Strategy in Metropolitan Area


STAND ALONE
SALONS

Re.Ra.Ku
design studio of healthy life

Higher repeat ration and unit sales
Local community-based
Loyal Customer Base

Brand Recognition

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MEDIROM HEALTHCARE TECHNOLOGIES INC.

MEDIROM
HEALTHCARE TECHNOLOGIES INC.

MEDIROM History

2000
Foundation
CEO & Founder Kouji EGUCHI

2017
Opening Salons at Spa Facilities

2018
Launched MHR:
Therapist Dispatch Business

(MHR: MEDIROM Human Resources Inc.)

Launch of On-demand Health Coaching App (Lav®) May 2019

Lav



2020
Starting Device Business

Development of Self-Charging Health Monitoring Tracker
(**MOTHER Bracelet™**, under development)

2021
RELAXATION SALON
Ruam Ruam
リラクゼーションサロン ルアンルアン

Acquired SAWAN Co.LTD.

IPO in Dec 2020
Closed $12m American Depositary Shares Offering

2022
Acquired ZACC K.K. (Hair Salons)

312 Salons
Latest Opened Salon
Spa Re.Ra.Ku®
* # Salons as of December 31, 2021

2023

MOTHER

Mother Gateway

REMONEY
365 Days Health Monitoring



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Wellness Salon Business PROVIDING THE HIGH QUALITY, INNOVATIVE PREVENTIVE SOLUTIONS MEDIROM HEALTHCARE TECHNOLOGIES INC. 7

MEDIROM HEALTHCARE TECHNOLOGIES INC.

MEDIROM

Relaxation Salons & Hair Salon Component: Business Snapshot

Bodywork Excellence
- Holistic and preventative healthcare services
- Recognized therapist training platform

Specialty
- Focus on a shoulder blade body work
- Weight loss body work

Brands
- ReRaKu & ReRaKu Spa & Bell Epoc: Standard body works
- ReRaKu Pro: For athlete

Recurring Fee Model
- Royalty fees, monthly education fees, management fees and system fees from Franchise salon owners. Franchise salon owners are contracted to use our services.

Acquisition of ZACC Hair Salons
- Further, to support the opening of new ZACC brand salons by sharing the Company's expertise in franchising, employee independence programs, etc.

80%+ in 2022
High Repeat Customer Ratio

Focus on High Density Areas
Retail metros/subways, malls, plazas
Major cites (Tokyo, Nagoya, Osaka)

$50/customer in 2022 vs. the industry standard of ~$40*

826K
Served 826,231 customers in 2022


ZACC
JINGU
ZACC



*Yano Research Institute Ltd, 2019.

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Salon Growth Strategy Conversion of Directly - Operated Salons to a Store Investment Model • As of December 31, 2022 we have entered into Salon Sales Agreements to sell 28 previously directly operated salons. . • The Company believes this model will maximize the return on capital investment in its relaxation salon segment. Acquisition of Wellness Salons/Competitors • Already successfully acquired three competitors/relaxation salon brands: Joyhands , Bellepoc and Sawan . • We are one of the top three companies, on a consolidated basis, in the Kanto region, in terms of the number of salons.* • Acquisition of oversea Wellness Salons Vocational Training Facilities • Teaching high quality bodywork techniques, customer services. • Use well trained therapists as LAV app coach. That saves coach resource expenses. • Controllable and well managed therapists keep good quality services both salon and LAV coaching app. 9 *Source: 2019 industry report by Yano Research Institute Ltd. MEDIROM HEALTHCARE TECHNOLOGIES INC.

Digital Preventative Healthcare Technology INFORMATION AND COMMUNICATION TECHNOLOGY (ICT) SOLUTION WITH APP, WEARABLE & RE.RA.KU® TRAINED THERAPISTS MEDIROM HEALTHCARE TECHNOLOGIES INC. 10

Digital Preventative Healthcare Technology: MOTHER Bracelet Ƞ SELF - CHARGING FITNESS TRACKER “MOTHER BRACELET Ƞ ” UNDER CO - DEVELOPMENT WITH MATRIX INDUSTRIES, INC. FEATURES • Steps • Sleep/Sleep Cycle • Heart rate • Activities • Surface Body Temperature • NFC Mifire • Waterproof TARGET MARKET • Hospitals, Nursing Homes and Gyms • Logistics and Transportation Industry (Drivers’ Health Monitoring Needs) • Retail Sale with Crowd - Funding FEATURE - RICH & USER FRIENDLY • Pedometer • SDK (Software Development Kit) • Open to Third Parties 11 MEDIROM HEALTHCARE TECHNOLOGIES INC. Innovative Fitness Tracker that does not Require Recharging TECHNOLOGY • MATRIX’s Patented Technologies • Thermoelectric Module & Boost Converter

12 MEDIROM HEALTHCARE TECHNOLOGIES INC. MOTH ER Br acelet • Enables 24 - hour monitoring • Solving the problem of running out of battery charge to the nursing care market • One unit is required to watch over one person MOTHER Gateway • MOTHER Bracelet is automatically connected via Bluetooth • Up to 5 units can be paired • The connected data is centrally managed by the operator on the REMONEY system Suggested Monthly Fee $9.99 HealthTech Platform Product Price $200 Price $399 REMONEY Monitoring System • Vital Data monitoring dashboard (Sleep, Steps, Heart rate, Boby temperature ) • Reliable Alert Notification • Monthly Subscription

Nursing Home Drivers Medical National Defense Agencies MEDIROM HEALTHCARE TECHNOLOGIES INC. MOTHER PLATFORM WITH OpenSDK MOTHER PLATFORM 13 MOTHER PLATFORM

14 MEDIROM HEALTHCARE TECHNOLOGIES INC. MOTHER PLATFORM FOR THE FUTURE Robots Using Chat GPT and Vital Data Emergency Autonomous Driving

Digital Preventative Healthcare Technology: Coaching App “ Lav ® ” REMOTE WEIGHT LOSS PROGRAM WITH TIES TO BENEFITS FROM GOVERNMENT INSURANCE PROGRAMS Wearable Device On - Demand Training Activities, Sleep, Weight Internal and External (Contractors) Nutritians / Dietitians Twice A Week Receive Feedback from Coach *In August 2020, we started releasing “ Lav ® ” application directly to consumers. 15 MEDIROM HEALTHCARE TECHNOLOGIES INC. User Growth Client Growth

Digital Preventative Healthcare Technology: Specific Health Guidance Business GOVERNMENT SUPPORTED HEALTH GUIDANCE PROGRAM Engaged partners include blue chip corporations and governmental bodies 16 MEDIROM HEALTHCARE TECHNOLOGIES INC. Service Provider Company Health Insurance Providers Health Insurance Providers Government *For Illustrative purposes Insured Persons Future growth Acquire health check up companies FUJITSU GENERAL JAPAN DAIKIN KOKUYO

MEDIROM HEALTHCARE TECHNOLOGIES INC. All in One MOTHER PLATFORM (Mother Bracelet, Mother Gateway and REMONEY) • B2B Business. Focus on the 3M drivers and 10M patients in Japan. • Partnership with strong and well trusted sales companies. • Potential expansion to global market. Healthcare Technology Growth Strategy Specific Health Guidance Business with Coaching App “ Lav ® ” • Focus on 30M patients with lifestyle related disease, such as (Diabetes, High blood pressure and heart failure.) • Target the hospital, nursing homes and health check up companies and install the LAV solutions. • Potential with the Fortune 500 and health well being companies in Japan. 17

Financial Highlights COMPANY YEAR END: DECEMBER 31 MEDIROM HEALTHCARE TECHNOLOGIES INC.

$35.2 $30.1 $45.0 $52.7 $0 $10 $20 $30 $40 $50 $60 2019 2020 2021 2022 Millions in USD Revenue Our functional currency and reporting currency is the Japanese yen (which we refer to as “JPY” or“¥”). The terms “dollar,” “U SD, ” “US$” or “$” refer to U.S. dollars, the legal currency of the United States. Convenience translations included in this annual report of Japanese yen into U.S. dollars have been made at the exchange rate of ¥131.810 = US$1.00, which was the foreign exchange rate on December 30, 2022 as reported by the Board of Governors of the Federal Reserve System (1) For a reconciliation of Adjusted EBITDA to net loss, the most comparable U.S. GAAP measure, see the following page. (2) Adjusted EBITDA margin is calculated by dividing Adjusted EBITDA for a period by total revenue for the same period. 19 $1.2 - $4.8 - $0.7 $2.6 -$6 -$5 -$4 -$3 -$2 -$1 $0 $1 $2 $3 2019 2020 2021 2022 EBITDA MEDIROM HEALTHCARE TECHNOLOGIES INC. Income Statement

Our functional currency and reporting currency is the Japanese yen (which we refer to as “JPY” or“¥”). The terms “dollar,” “U SD, ” “US$” or “$” refer to U.S. dollars, the legal currency of the United States. Convenience translations included in this annual report of Japanese yen into U.S. dollars have been made at the exchange rate of ¥131.810 = US$1.00, which was the foreign exchange rate on December 30, 2022 as reported by the Board of Governors of the Federal Reserve System 20 MEDIROM HEALTHCARE TECHNOLOGIES INC. Reconciliation of Adjusted EBITDA

Capitalization 21 Data as of 8/11/2023 Market Cap USD $30.7 million Stock Price | 52 - Week Range* $6.30 | $4.01 - $7.40 Basic Shares Outstanding 4.88 million Management Ownership 39.65% MEDIROM HEALTHCARE TECHNOLOGIES INC. * Represent the market price of the American Depositary Shares, each representing one common share.

MEDIROM HEALTHCARE TECHNOLOGIES INC.

Key Management Team and Board



Kouji Eguchi

Founder, CEO and Director

1996 Joined Jack Co.,
1999 Served as executive managing director at Pricedown.com, Inc.
2000 Established Reraku (current MEDIROM Healthcare Technologies Inc.) Became Representative Director (present post).
2010 Director of the Association of Japan Relaxation Industry (present post).



Fumitoshi Fujiwara

CFO and Director

2000 Executive Officer and CFO in Spiral Star Co., Ltd.
2002 Established AC Capital, Inc. Representative Director Managing Partner
2009 Established Eaglestone Capital Management Inc. Representative Director Management Partner (present post).
2017 Executive officer in MEDIROM Healthcare Technologies Inc.



Tomoya Ogawa

Outside Director

2007 Abe, Ikubo & Katayama Law Firm
2010 General manager at DeNA Inc.
2012 Director of Akatsuki Inc.
2014 Independent director & board of directors



Akira Nojima

Outside Director

1997 Recruit Co., Ltd
2014 Director of Academy of Beauty Business
2020 Independent director & board of directors

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Investment Highlights Accretive M&A with Low - Hanging Fruit – Proven Track Record of M&A • Targeting M&A opportunities with both direct and indirect financing (not hostile mergers) with strategy of full integration of corporate functions (back - office operations etc.). • Located in Japan, MEDIROM is the first publicly listed Japanese company in the industry. • MEDIROM intends to leverage its experience from successful M&A historical acquisition. 23 Further Enhance Relationships & Capabilities • MOTHER Patient Monitoring System for Health Care Facilities. • Advancing Emergency Autonomous Driving through Driver Health Monitoring • Government - sponsored Specific Health Guidance Program. • Engaged partners include blue chip corporations and governmental bodies for LAV. Technological Advancement MEDIROM HEALTHCARE TECHNOLOGIES INC. • Experienced engineers for Apps, back - end server, AWS. • Telemedicine System . Develop efficient core chat system. • MATRIX’s Patented Technologies: Thermoelectric Module & Boost Converter. Core Business • Stable revenue growth in wellness salon business (62% growth from 2020 to 2021 and 22% growth from 2021 to 2022) • Average number of customers per salon has been stable, but the number of salons increased by 14 salons from January 2021 to August 2023 and the average sales per customer increased by approx. 4 USD from 49 USD in January 2021 to 53 USD in August 2023

MEDIROM Healthcare Technologies Inc. 2 - 3 - 1, Daiba , Minato - ku, Tokyo, JAPAN 135 - 0091 ir@medirom.co.jp www.medirom.co.jp/en/ir Thank You! NASDAQ: MRM September, 2023

Appendix FOR ADDITIONAL INFORMATION MEDIROM HEALTHCARE TECHNOLOGIES INC.

Convenience Translations

Total Revenue

	H1 2021	H2 2021	H1 2022	H2 2022	YE 2020	YE 2021	YE 2022
Yen (in thousand)	¥2,127,479	3,282,346	3,147,045	3,807,012	3,341,617	5,409,825	6,954,057
USD	$16,140,498	24,902,102	23,875,616	28,882,573	25,351,771	41,042,599	52,758,190

Directly-Owned Salon Revenue

	H1 2021	H2 2021	H1 2022	H2 2022	YE 2020	YE 2021	YE 2022
Yen (in thousand)	¥1,421,413	2,585,421	2,524,149	2,872,145	2,026,806	4,006,834	5,396,294
USD	$10,783,802	19,614,756	19,149,905	21,790,039	15,376,724	30,398,559	40,939,944

Franchise Revenue

	H1 2021	H2 2021	H1 2022	H2 2022	YE 2020	YE 2021	YE 2022
Yen (in thousand)	¥689,148	669,878	580,859	583,139	1,289,141	1,359,026	1,163,998
USD	$5,228,344	5,082,149	4,406,790	4,424,088	9,780,297	10,310,492	8,830,878

Directly-Owned Salon Gross Profit

	H1 2021	H2 2021	H1 2022	H2 2022	YE 2020	YE 2021	YE 2022
Yen (in thousand)	¥5,728	719,325	522,228	744,826	(123,037)	725,053	1,267,054
USD	$43,456	5,457,287	3,961,976	5,650,755	(933,442)	5,500,743	9,612,730

Franchise Gross Profit

	H1 2021	H2 2021	H1 2022	H2 2022	YE 2020	YE 2021	YE 2022
Yen (in thousand)	¥353,690	314,050	301,636	216,629	544,039	667,740	518,265
USD	$2,683,332	2,382,596	2,288,415	1,643,494	4,127,449	5,065,928	3,931,910

Convenience translations included in this presentation of Japanese yen into U.S. dollars have been made at the exchange rate of ¥131.810 = US$1.00, which was the foreign exchange rate on December 30, 2022 as reported by the Board of Governors of the Federal Reserve System

MEDIROM HEALTHCARE TECHNOLOGIES INC.

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MEDIROM HEALTHCARE TECHNOLOGIES INC.

MEDIROM HEALTHCARE TECHNOLOGIES INC.

Convenience Translations

Operating Expense (ex. Impairment)

	H1 2021	H2 2021	H1 2022	H2 2022	YE 2020	YE 2021	YE 2022
Yen (in thousand)	¥840,760	982,027	969,503	835,987	1,068,537	1,822,787	1,805,490
USD	$6,378,575	7,450,322	7,355,307	6,342,364	8,106,646	13,828,898	13,697,671

Net Income

	H1 2021	H2 2021	H1 2022	H2 2022	YE 2020	YE 2021	YE 2022
Yen (in thousand)	¥(521,770)	(468,961)	(181,541)	330,506	(539,170)	(990,731)	148,965
USD	$(3,958,501)	(3,557,856)	(1,377,293)	2,507,443	(4,090,509)	(7,516,357)	1,130,149

EBITDA

	H1 2021	H2 2021	H1 2022	H2 2022	YE 2020	YE 2021	YE 2022
Yen (in thousand)	¥(291,601)	213,627	(54,270)	348,201	(543,456)	(77,974)	293,931
USD	$(2,212,283)	1,620,719	(411,729)	2,641,689	(4,123,026)	(591,564)	2,229,960

Cash

	December 2022
Yen (in thousand)	¥605,454
USD	$4,593,384

Sales Per Customer

	Feb. 21	Mar. 21	Apr. 21	May 21	Jun. 21	Jul. 21	Aug. 21	Sep. 21	Oct. 21	Nov. 21	Dec. 21
Yen	¥6,443	6,352	6,250	6,370	6,350	6,498	6,592	6,428	6,486	6,466	6,634
USD	$49	48	47	48	48	49	50	49	49	49	50

	Jan. 22	Feb. 22	Mar. 22	Apr. 22	May 22	Jun. 22	Jul. 22	Aug. 22	Sep. 22	Oct. 22	Nov. 22	Dec. 22
Yen	6,570	6,662	6,595	6,616	6,461	6,511	6,668	6,705	6,505	6,630	6,717	6,913
USD	50	51	50	50	49	49	51	51	49	50	51	52

Convenience translations included in this presentation of Japanese yen into U.S. dollars have been made at the exchange rate of ¥131.810 = US$1.00, which was the foreign exchange rate on December 30, 2022 as reported by the Board of Governors of the Federal Reserve System

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